UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cellegy Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15115L 10 3

(CUSIP Number)

Barry L. Bloom
655 Madison Avenue, 8th Floor
New York, NY 10021
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    2    of    14    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Andrew H. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     2,085,243
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      2,085,243

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,085,243

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.5%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    3    of    14    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Daniel R. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     2,085,243
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      2,085,243

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,085,243

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.5%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    4    of    14    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            James S. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     2,104,443
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      2,104,443

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,104,443

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.7%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    5    of    14    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Thomas J. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     2,132,943
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      2,132,943

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,132,943

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.8%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    6    of    14    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Julian C. Baker

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              7,500

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     13,600
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      7,500
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      13,600

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            21,100

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    7    of    14    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Felix J. Baker

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              13,125

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     13,600
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      13,125
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      13,600

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,725

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

         This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D previously filed by the Reporting Persons named herein. Except as amended and supplemented herein, that statement remains in full force and effect.

Item 3.     Source and Amount of Funds or Other Consideration.

         All funds used to purchase 357,143 shares of Common Stock acquired by Four Partners on June 6, 2001 were provided from its working capital. The aggregate purchase price of such shares was $2,000,000.80.

Item 5.     Interest in Securities of the Issuer.

Item 5 is amended to read as follows:

         As of the date of this statement, the aggregate number of shares of Common Stock, after giving effect to the purchase of 357,143 shares by Four Partners on June 6, 2001, and the percentage of the outstanding shares of Common Stock (based upon a total of 16,629,112 shares outstanding, consisting of 13,881,969 shares reported by the Issuer as outstanding as of April 20, 2001, plus a total of 2,747,143 shares issued on June 6, 2001), held by those indicated below was as follows:

Page 8 of 14 Pages

Name of Holder	Number of Shares	Percentage of Outstanding Shares

Four Partners (1)	1,507,143	9.1%

Four-Fourteen Partners, LLC (2)	47,700	0.3

Andrew H. Tisch	319,261	1.9

Daniel R. Tisch	319,261	1.9

Thomas J. Tisch	319,261	1.9

James S. Tisch	319,261	1.9

James S. Tisch, as custodian for accounts of his children (3)	19,200	0.1

Andrew H. Tisch 1995 Issue Trust No. 1 (4)	103,861	0.6

Andrew H. Tisch 1995 Issue Trust No. 2 (4)	103,861	0.6

Daniel R. Tisch 1999 Issue Trust (4)	207,722	1.2

James S. Tisch 1995 Issue Trust (4)	207,722	1.2

Thomas J. Tisch 1994 Issue Trust (4)	207,722	1.2

Andrew H. Tisch 2000 Annuity Trust VI (5)	51,117	0.3

Daniel R. Tisch 2000 Annuity Trust VI (5)	51,117	0.3

James S. Tisch 2000 Annuity Trust VI (5)	51,117	0.3

Thomas J. Tisch 2000 Annuity Trust VI (5)	51,117	0.3

Felix J. Baker (6)	13,125	0.1

Julian C. Baker (7)	7,500	0.1

FBB Associates	13,600	0.1

Total ........................................................................	3,920,668	23.6%

         Each of the above persons who is a Reporting Person herein beneficially owns the number of shares set forth opposite his name. Beneficial ownership of the other shares set forth in the above table has been determined as follows:

(1)	By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Page 9 of 14 Pages

(2)	By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed the beneficial owner of the shares owned by Four-Fourteen Partners, LLC and to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(3)	By virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of 19,200 shares of Common Stock owned by his children.

(4)	By virtue of their status as trustees of the respective trusts for the benefit of their children, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by those trusts of which he is trustee and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(5)	By virtue of their status as trustees of the respective annuity trusts, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by those annuity trusts of which he is trustee and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(6)	Upon his election to the Board of Directors of the Issuer on May 31, 2000, Felix J. Baker was granted an option expiring May 31, 2010 to purchase a total of 30,000 shares of Common Stock at $4.813 per share. The option vested and became exercisable as to 7,500 shares on May 31, 2000 and becomes exercisable with respect to 5,625 shares on each of May 31, 2001, 2002, 2003 and 2004. Accordingly, at the present time Felix J. Baker may be deemed the beneficial owner of 13,125 shares of Common Stock issuable upon exercise of the option, and his ownership percentage has been calculated as if these shares had been issued.

(7)	Upon his election to the Board of Directors of the Issuer on December 15, 2000, Julian C. Baker was granted an option expiring December 15, 2010 to purchase a total of 30,000 shares of Common Stock at $5.50 per share. The option vested and became exercisable as to 7,500 shares on December 15, 2000 and becomes exercisable with respect to 5,625 shares on each of December 15, 2001, 2002, 2003 and 2004. Accordingly, at the present time Julian C. Baker may be deemed the beneficial owner of 7,500 shares of Common Stock issuable upon exercise of the option, and his ownership percentage has been calculated as if these shares had been issued.

Page 10 of 14 Pages

(8)	FBB Associates is a partnership of which Julian C. Baker and Felix J. Baker are the sole partners. Each of Julian C. Baker and Felix J. Baker has shared power to vote or direct the vote and dispose or direct the disposition of those shares.

         Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. However, the filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 5. Agreement regarding the joint filing of this statement.

Page 11 of 14 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2001                      By:  /s/ Andrew H. Tisch
                                        Andrew H. Tisch

                                   By:  /s/ Daniel R. Tisch
                                        Daniel R. Tisch

                                   By:  /s/ James S. Tisch
                                        James S. Tisch

                                   By:  /s/ Thomas J. Tisch
                                        Thomas J. Tisch

                                   By:  /s/ Julian C. Baker
                                        Julian C. Baker

                                   By:  /s/ Felix J. Baker
                                        Felix J. Baker

Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit 5.     Agreement regarding the joint filing of this statement.

Page 13 of 14 Pages